           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 13



                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            For the month of May 2000


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F
                                     ---


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   ____                No   X
                                                         --

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

AMENDMENTS TO SHARE HANDLING REGULATIONS OF NIPPON TELEGRAPH AND TELEPHONE CORPORATION

     Nippon Telegraph and Telephone Corporation amended its Share Handling Regulations. Such items, as amended, are attached as exhibits hereto.

     The information contained herein will be incorporated by reference in the Company's Annual Report on Form 20-F and all future Registration Statements filed under the Securities Act of 1933 that refer hereto.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NIPPON TELEGRAPH AND TELEPHONE
                                              CORPORATION



                                            By  /s/   KAZUTO TSUBOUCHI
                                               -----------------------
                                               Name:  Kazuto Tsubouchi
                                               Title: Senior Manager
                                                      Investor Relations Group
                                                      Department IV


Date:  May 26, 2000

                                  (TRANSLATION)

                           SHARE HANDLING REGULATIONS
                                       OF
                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Established in September, 1985
Revised in April, 1986
Revised in July, 1991
Revised in July, 1992
Revised in June, 1994
Revised in July, 1999
Revised in October, 1999
Revised in April, 2000
Revised in May, 2000

     The share handling regulations of Nippon Telegraph and Telephone Corporation are established pursuant to Article 7 of the Articles of Incorporation of Nippon Telegraph and Telephone Corporation as follows:

                                   CHAPTER I.
                               GENERAL PROVISIONS

Article 1.  (Purpose)
---------------------

     The denomination of share certificates and the handling of shares and fractional shares and handling charges therefor shall be governed by those Regulations pursuant to Article 7 of the Article of Incorporation (Share Handling Regulations); provided, however, that the handling of beneficial owners shall be governed by the rules provided by the Japan Securities Depositary Center (hereinafter referred to as "JASDEC") as well as these Regulations.

Article 2.  (Transfer Agent)
----------------------------

(1) The business regarding shares and fractional shares of the Company such as registration of transfer of shares, entry in the register of fractional shares, registration relating to the right of pledge, indication or cancellation of trust property, delivery of share certificates and acceptance of notification shall be handled by the transfer agent of the Company.

(2) The transfer agent of the Company, its share handling office and intermediary share handling offices shall be as follows:

   Transfer Agent:         The Chuo Mitsui Trust and Banking Company,
                           Limited

                           7-1, Kyobasi 1-chome Chuo-ku, Tokyo

   Share Handling Office:  Head office of The Chuo Mitsui Trust and Banking
                           Company, Limited

                           7-1, Kyobasi 1-chome Chuo-ku, Tokyo

   Intermediary Share      Head office and each branch offices in Japan of
   Handling Offices:       The Chuo Mitsui Trust and Banking Company, Limited

                           Head office, branch offices and sub-branch offices of Japan Securities Agents, Ltd.

Article 3.  (Denominations of Share Certificates)
-------------------------------------------------

     Share certificates to be issued by the Company shall be in the denominations of 1 share, 10 shares, 100 shares and 1,000 shares; provided, however, that a certificate representing a number other than those listed above may be issued if necessary.

Article 4.  (Method of Application, Request and Notification)
-------------------------------------------------------------

     Any application, request or notification with respect to the shares and the fractional shares shall be in a form prescribed by the Company and the seal impression notified in accordance with Article 21 (Notification of Address, Name and Seal Impression) shall be affixed thereto.

Article 5.  (Proxy)
-------------------

     In the event that any application, request or notification with respect to the shares and the fractional shares is made by a proxy, a document evidencing his power shall be submitted. In the event that a consent of a curator (hosanin) or an assistant (hojonin) is required for such application, request or notification, a document evidencing such consent shall be submitted.


                                  CHAPTER II.
                    REGISTRATION OF TRANSFER OF SHARES, ETC.


Article 6.  (Registration of Transfer of Shares)
------------------------------------------------

(1) In case of application for registration of transfer of shares, a prescribed application form therefor shall be submitted, together with the share certificates.

(2) In case of application for registration of transfer of shares acquired by reason other than assignment, a document evidencing such acquisition shall be submitted together with the application and the share certificates as set forth in the preceding paragraph; provided, that the share certificates need not be submitted if such certificates have not been issued.

(3) The Company may, with respect to the provision of Article 6 of the Law concerning Nippon Telegraph and Telephone Corporation, etc (Law No. 85 of 1984, hereinafter referred to as the "Kaisha Law"), request any necessary document to be submitted.

Article 7. (Request for Registration of Transfer of Shares from Foreign Nationals and the Like)

     With respect to request for registration of transfer of shares from any foreign national and the like set forth in paragraph (1) of Article 6 of the Kaisha Law, the Company shall refuse such request when acceptance of such request would result in excess of the proportion set forth in paragraphs (1) and (2) of Article 6 of the Kaisha Law.

Article 8.  (Registration of Transfer of Shares under Special Provisions)
-------------------------------------------------------------------------

     In the event that any special procedure is required by laws or orders for transfer of shares, an application for registration thereof shall be submitted, together with the share certificates and a document evidencing the completion of such procedure.

Article 9.  (Register of Fractional Shares)
-------------------------------------------

(1) A prescribed application form shall be submitted when no necessity of entry in the register of fractional shares is notified.

(2) In the event that application for change of entry in the register of fractional shares is made by reason other than assignment, the provision of paragraph (2) of Article 6 shall be applied mutatis mutandis.
                                            ------- --------

Article 10.  (Entry in the Register of Beneficial Owners)
---------------------------------------------------------

     Entry in the register of beneficial owners shall be made pursuant to the notice from JASDEC with respect to the beneficial owners and to the beneficial ownership card.

Article 11.  (Beneficial Ownership Card)
----------------------------------------

     Each beneficial owner shall submit a beneficial ownership card through a participant in the Japan Securities Depository and Book-entry Delivery System.

Article 12.  (Aggregation)
--------------------------

     When the Company recognizes that a shareholder registered in the register of shareholders and a beneficial owner registered in the register of beneficial owners is identical based on the address and the name of such person, the number of shares held by such person shall be aggregated for the purpose of exercising shareholders' rights.


                                  CHAPTER III.
                  REGISTRATION RELATING TO THE RIGHT OF PLEDGE
                        AND INDICATION OF TRUST PROPERTY

Article 13.  (Registration Relating to the Right of Pledge or Cancellation
--------------------------------------------------------------------------
Thereof)
--------

     In case of application for registration of establishment or amendment of a pledge on shares or cancellation thereof, a prescribed application form therefor shall be submitted under the joint signatures of the pledgor and the pledgee, together with the share certificates.

Article 14.  (Indication or Cancellation of Trust Property)
-----------------------------------------------------------

     In case of application for indication of trust property on share or cancellation thereof, a prescribed application form therefor shall be submitted by the trustor or the trustee, together with the share certificates.


                                  CHAPTER IV.
                      NON-POSSESSION OF SHARE CERTIFICATES


Article 15.  (Request for Non-Possession of Share Certificates)
---------------------------------------------------------------

(1) In case of request for non-possession of share certificates, a request therefor in a prescribed form shall be submitted, together with share certificates; provided, that the share certificates need not be submitted if such certificates have not been issued.

(2) Share certificates for which request set forth in the preceding paragraph has been made shall be cancelled by the Company.

Article 16.  (Application for Delivery of Share Certificates Not in Possession)
-------------------------------------------------------------------------------

     In the event that the shareholder who requested non-possession of share certificates applies for the issuance of share certificates, he shall submit a prescribed application form therefor.


                                   CHAPTER V.
                        REISSUANCE OF SHARE CERTIFICATES


Article 17.  (Reissuance due to Split or Consolidation)
-------------------------------------------------------

     In case of application for issuance of new share certificates by reason of split or consolidation of share certificates, a prescribed application form therefor shall be submitted, together with the share certificates.

Article 18.  (Reissuance due to Loss)
-------------------------------------

     In case of application for issuance of new share certificates by reason of loss of share certificates, a prescribed application form therefor shall be submitted, together with the original transcript or a certified copy of the judgment of nullification.

Article 19.  (Reissuance due to Stain, Mutilation or Damage)
------------------------------------------------------------

     In case of application for issuance of new share certificates by reason of stain, mutilation or damage, a prescribed application form therefor shall be submitted, together with the share certificates; provided, that if the share certificates are stained, mutilated or damaged to such extent as makes it difficult to ascertain the genuineness of the share certificates, the procedures set out in the preceding Article shall be followed.

Article 20.  (Reissuance due to Completion of Column of Share Certificate)
--------------------------------------------------------------------------

     In case of completion of the column for the names of holders of a share certificate, the Company shall recall the share certificate and issue a new share certificate.


                                   CHAPTER VI.
                           MISCELLANEOUS NOTIFICATIONS


Article 21.  (Notification of Address, Name and Seal Impression)
----------------------------------------------------------------

     A shareholder and a beneficial owner or their legal representative shall make notification of his address, name and seal impression by submitting a prescribed shareholder card or beneficial ownership card. In the event that any matter notified is changed, notification thereof shall be made; provided, that foreigners, etc. who are accustomed to signatures may substitute specimen signatures for seal impressions.

Article 22.  (Representative of Juridical Person)
-------------------------------------------------

(1) In the event that a shareholder or a beneficial owner is a judicial person, a name of its representative shall be notified.

(2) In the event that the representative is changed, notification thereof in a prescribed form shall be submitted together with a certified excerpt from the commercial register.

Article 23.  (Notification of Representative of Co-owners)
----------------------------------------------------------

(1) Shareholders or beneficial owners who jointly own shares shall appoint a representative and make notification of such representative.

(2) In the event that the representative referred to in the preceding paragraph is changed, notification thereof shall be made in the same manner.

Article 24.  (Notification of Change in Surname or Trade Name, etc.)
--------------------------------------------------------------------

     In the event that a change of entry in the register of shareholders and register of beneficial owners and description on share certificates is desired due to the following reasons, notification thereof in a prescribed form shall be submitted, together with the share certificates and a document evidencing such fact; provided, however, that in the event that the share certificates are not in issue and in case of change of entry in register of beneficial owners, no share certificates need be submitted:

     1.   A change in surname or given name;
     2. An appointment, change or removal of legal representative such as parents or guardians;
     3.   A change of trade name or name of juridical person;
     4.   Reorganization of juridical person.

Article 25.  (Notification by Non-Resident Shareholder)
-------------------------------------------------------

     A shareholder and a beneficial owner or their legal representative who resides in a foreign country shall make notification of a temporary address in Japan for receipt of notice or appoint a standing agent in Japan. In the event that any matter notified is changed, notification thereof shall be made.

Article 26.  (Application to Registered Pledgees, etc.)
-------------------------------------------------------

     The provisions of this Chapter shall apply mutatis mutandis to registered
                                                ------- --------
pledgees, trustees of trust property and holders of fractional shares.

Article 27.  (Special Provision regarding Various Notifications of Beneficial
-----------------------------------------------------------------------------
Owners)
-------

     In case of notification by a beneficial owner set forth in this Chapter, such notification shall be made through the participant; provided, however, that in case of a change in the seal impression of the beneficial owner, notification thereof need not be made through a participant.


                                  CHAPTER VII.
                          PURCHASE OF FRACTIONAL SHARES


Article 28.  (Method of Application for Purchase)
-------------------------------------------------

     In case of application for purchase of fractional shares, a prescribed application form therefor shall be submitted to the share handling office or any of the intermediary share handling offices set forth in Article 2 (Transfer Agent).

Article 29.  (Determination of Purchase Price)
----------------------------------------------

     The purchase price of fractional shares in respect of which application for purchase has been made shall be equal to the last selling price of a share of the Company on the Tokyo Stock Exchange on the day on which the application form set forth in the preceding Article is received by the share handling office or any intermediary share handling office multiplied by their proportion to one share; provided, however, that if no transaction of the Company's shares takes place on such stock exchange on such day or if such day is not a business day of such stock exchange, the purchase price shall by equal to the price at which the first transaction of the Company's shares takes place on such stock exchange multiplied by their proportion to one share.

Article 30.  (Payment of Purchase Price)
----------------------------------------

(1) The Company shall pay the amount of the purchase price calculated pursuant to the preceding Article after deduction of the handling charges set forth in Article 33 and consumption tax with respect thereto on the 6th business day counting from the day next following the day on which the purchase price was determined at the place where the application form for purchase was received; provided, however, that, if the purchase price is a price cum right to receive a dividend, stock split (free distribution) or subscription right or any other right, the Company shall pay the purchase price on or prior to the record date, or on or prior to the allotment date.

(2) The applicant for purchase may request that the purchase price be paid to him by transfer to an account at a bank designated by him or by postal money order.

Article 31.  (Transfer of Fractional Shares Purchased)
------------------------------------------------------

     The title to the fractional shares for which an application for purchase has been made shall pass to the Company on the day on which payment of the purchase price is made or the procedure for payment of the purchase price is completed as provided in the preceding Article.


                                  CHAPTER VIII.
                                HANDLING CHARGES


Article 32.  (Handling Charges with respect to Issuance and Reissuance of Share
-------------------------------------------------------------------------------
Certificates)
-------------

     With respect to the handling of shares of the Company, the Company may charge handling charges equal to the amount of stamp taxes imposed on the issuance of the new share certificates plus the amount equal to consumption tax relating thereto in the following cases:

     1. In the case of delivery of share certificates pursuant to the application for issuance set forth in Article 16 (Application for Delivery of Share

     Certificates Not in Possession):

     2. In the case of delivery of share certificates pursuant to the application for reissuance set forth in Article 17 (Reissuance due to Split or Consolidation):

     3. In the case of delivery of share certificates pursuant to the application for reissuance set forth in Article 18 (Reissuance due to Loss):

     4. In the case of delivery of share certificates pursuant to the application for reissuance set forth in Article 19 (Reissuance due to Stain, Mutilation or Damage):

Article 33.  (Handling Charges with respect to Application for Purchase of
--------------------------------------------------------------------------
Fractional    Shares)
---------------------

     Handling charges with respect to purchase of fractional shares pursuant to
Article 28 (Method of Application for Purchase) shall be the amount determined after overall consideration to the general standard and other matters and the Company shall charge the amount equal to consumption tax imposed thereon in addition to the above handling charges.


                             SUPPLEMENTAL PROVISIONS

      These Regulations shall come into force on May 26, 2000.